# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACELYRIN, Inc., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: One Liberty Plaza, New York, New York (NY), 10006
Date of event which requires filing of this statement: 05/21/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000902664-24-002665
Filed by CIK 0001975990

## Reporting persons
- AyurMaya Capital Management Company, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David E. Goel: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ACELYRIN, Inc.
Address of issuer's principal executive offices: 4149 Liberty Canyon Road, Agoura Hills, CA 91301

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) AyurMaya Capital Management Company, LP (the "Investment Manager"), a Delaware limited partnership, and the investment advisor to AyurMaya Capital Management Fund, LP (the "AyurMaya Fund"), with respect to the shares of common stock, par value $0.00001 per share ("Common Stock") of ACELYRIN, Inc. that were directly held by the AyurMaya Fund; and

(ii) Mr. David E. Goel ("Mr. Goel"), who serves as the Managing Member of AyurMaya Capital Management Company GP, LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock that were directly held by the AyurMaya Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 3 Pleasant Street Portsmouth, Suite 400, NH 03801.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Goel is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AyurMaya Capital Management Company, LP: /s/ David E. Goel, By: AyurMaya Capital Management Company GP, LLC, General Partner, By: David E. Goel, Managing Member (05/23/2025)
- David E. Goel: /s/ David E. Goel, David E. Goel, Individually (05/23/2025)